SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 06/18

Postponement of the Annual Shareholders´ Meeting

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the  B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), in compliance with the provisions in CVM Instruction 358/02 and in art. 133 of Law 6,404/76, hereby communicates its shareholders and the market in general that the Company´s Board of Directors, in its 178th Ordinary Meeting, held today, decided by postponing the schedule of the 63rd Annual Shareholders´ Meeting - ASM from May 15, 2018 to June 15, 2018 at 9:30 at the Company´s headquarters, with the following agenda:

•         To analyze, discuss and vote the Annual Management Report and Financial Statements related to fiscal year of 2017;

•         To resolve on the Board of Executive Officers’ proposal for allocation of the 2017 net revenue verified in the year;

•         To elect the members of the Fiscal Council due to end of term of office; and

•         To establish the compensation for the Management and members of the Fiscal Council.

The ASM postponement was motivated by the restatement of the Financial Statements for the year ended December 31, 2017, with the CVM, which will occur on May 14, 2018, due to the conclusion of the work related of the nature, classification and valuation of investment maintained by UEG Araucária, as per Notice to the Market No. 26/17 and No. 29/17, disclosed by the Company on November 14 and 24, 2017, respectively, and Material Facts No. 03/18 and No. 04/18, disclosed by the Company on March 23, 2018 and April 25, 2018, respectively.

Curitiba, May 10, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or +55 (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 11, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.